Exhibit 1.02

FOR IMMEDIATE RELEASE

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Corporation Added To Russell 3000® and Russell 2000® Indexes

HONG KONG, ATLANTA, July 8, 2010 — CDC Corporation (NASDAQ: CHINA), a leading global hybrid enterprise software, IT services and new media company, today announced it has been added to the Russell 3000® Index and Russell 2000® Index when Russell Investments reconstituted its comprehensive set of U.S. and global equity indexes on June 28, 2010.

Russell indexes are widely used by investment managers and institutional investors for both index funds and as benchmarks for passive and active investment strategies. CDC Corporation will hold its membership until Russell reconstitutes its indexes in June 2011.

“We are pleased to be added to the Russell 2000, which reflects our continued positive momentum and efforts to increase shareholder value,” said Monish Bahl, senior vice president of Corporate Development. “We expect our inclusion will raise our profile and generate greater interest in our stock at an institutional investor level.”

The Russell 3000 also serves as the U.S. component to the Russell Global Index, which Russell launched in 2007.

The annual reconstitution of the Russell 3000 captures the 3,000 largest U.S. stocks as of end of May, ranking them by total market capitalization. The largest 1,000 companies in this ranking comprise the Russell 1,000 and the next 2,000 companies become the Russell 2000.

About Russell:
Russell Investments provides strategic advice, world-class implementation, state-of-the-art performance benchmarks and a range of institutional-quality investment products. Russell has $179 billion in assets under management as of March 31, 2010, and serves individual, institutional and advisor clients in more than 40 countries. Founded in 1936, Russell is a subsidiary of The Northwestern Mutual Life Insurance Company.

About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on  hybrid enterprise software and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development,  CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net